UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

      For the month of June, 2009

      Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   Italy House, Euro Park, Yakum 60972, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        |_|    No         |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

The Company is filing the attached Statement of Cash Flows for the first quarter 2009 in order to supplement its Form 6-K report filed on May 26, 2009. The Company cautions that the financial information herein does not constitute complete financial information, has not been reviewed by the Company's independent auditors and is subject to possible change.

As of the date of this filing, the Company is not in a position to complete and file its financial statements for the year ended December 31, 2006, as previously expected. The Company believes that it has made substantial progress in resolving the few remaining issues with respect to the accounting for the restatement years. The Company continues to work diligently with its independent auditors to resolve these outstanding issues and complete the financial statements and the audit for the year 2006 and the restated prior periods. After finalization of the 2006 financial statements, the Company will turn its attention to completing its 2007 and 2008 financial statements.



                       - Statement of Cash Flows follows -

                       TARO PHARMACEUTICAL INDUSTRIES LTD.
                  SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
                            (US Dollars in thousands)

                                                                               Unaudited and
                                                                                 Unreviewed
                                                                          ------------------------

                                                                             Three Months Ended
                                                                               March 31, 2009
                                                                          ------------------------

Operating Activities:
Net Income                                                                               $ 11,104

Adjustments Required to Reconcile Net Income to Net Cash
Provided by (Used in) Operating Activities:
   Depreciation and Amortization                                                            4,791
   Stock Based Compensation                                                                    59
   Increase in Fair Value of Long-term Derivative Instruments                               4,692
   Increase in Fair Value of Short-term Derivative Instruments                                924
   Increase in Long-term Debt due to Currency Fluctuations                                 (5,636)
   Increase in Trade Receivables                                                           (5,445)
   Decrease in Other Receivables and Tax Assets                                            (2,836)
   Decrease in Inventories                                                                  3,552
   Foreign Exchange Effect of Intercompany Balances                                        (2,755)
   Decrease in Trade and Other Payables and Accruals                                       (3,262)
                                                                          ------------------------
Net Cash Provided by Operating Activities                                                   5,188

Investing Activities:
   Purchase of Plant, Property & Equipment                                                   (699)
   Investment in Other Intangible Assets                                                      (39)
                                                                          ------------------------
Net Cash (Used in) Investing Activities                                                      (738)

Financing Activities:
   Repayments of Short-term Bank Debt, net                                                   (196)
   Repayments of Long-term Loans                                                           (1,304)
                                                                          ------------------------
Net Cash (Used in) Financing Activities                                                    (1,500)

Effect of Exchange Rate Changes                                                              (247)

                                                                          ------------------------
Net Increase in Cash                                                                        2,703
Cash at Beginning of Period                                                                78,052
                                                                          ------------------------
Cash at End of Period                                                                    $ 80,755
                                                                          ========================

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date:  June 30, 2009

                                            TARO PHARMACEUTICAL INDUSTRIES LTD.

                                            By:   /s/ Ron Kolker
                                                  -----------------
                                                  Name: Ron Kolker
                                                  Title: Senior Vice President,
                                                         Chief Financial Officer